March 1, 2025

JPMorgan Trust IV

277 Park Avenue

New York, NY 10172

Dear Sirs:

Each Fund Share Class listed in Schedule A may invest in one or more money market funds advised by the J.P. Morgan Investment Management Inc. or its affiliates (“affiliated money market funds”). J.P. Morgan Investment Management Inc. and JPMorgan Distribution Services, Inc. (collectively, “JPMorgan Service Providers”), as each Fund’s adviser, shareholder servicing agent and/or administrator, hereby contractually agree to waive fees and/or reimburse expenses in an amount sufficient to offset the respective net fees each collects from the affiliated money market funds on each Fund’s investment in such money market funds. This waiver does not apply to each Fund’s investments in affiliated money market funds made with cash received as collateral from securities lending borrowers.

The JPMorgan Service Providers understand and intend that the Funds will rely on this agreement in preparing and filing their registration statements on Form N-1A and in accruing the Funds’ expenses for purposes of calculating net asset value and for other purposes, and expressly permit the Funds to do so.

Please acknowledge acceptance on the enclosed copy of this letter.

Very truly yours,

J.P. Morgan Investment Management Inc. JPMorgan Distribution Services, Inc.

/s/ Brian S. Shlissel
By: Brian S. Shlissel
Managing Director

Accepted By: JPMorgan Trust IV

/s/ Timothy J. Clemens
By: Timothy J. Clemens
Treasurer

SCHEDULE A

JPMorgan International Hedged Equity Fund[i]	Class R6

[i]	Expense limitation is in place until at least 2/28/26.

2